UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 21, 2006
OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)
107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑

MATERIAL CHANGE REPORT
Filed pursuant to:
s. 85 of the Securities Act (British Columbia)
s. 118 of the Securities Act (Alberta)
S. 75 of the Securities Act (Ontario)
Item 1:	Reporting Issuer

OFFSHORE SYSTEMS INTERNATIONAL LTD. #107 – 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone: (604) 904-4600

Item 2:	Date of Material Change

February 21, 2006

Item 3:	Press Release

A press release was issued on February 21, 2006 via CCNMatthews. A true copy of the press release is attached.

Item 4:	Summary of Material Change

Vancouver, Canada, February 21, 2006 — Offshore Systems International Ltd. (TSX: OSI; OTCBB: OFSYF) (OSI) today announced its financial results for the fourth quarter and full year ended November 30, 2005, reported in Canadian dollars and in accordance with U.S. GAAP.

Item 5:	Full Description of Material Change

See attached Schedule “A” Press Release dated February 21, 2006

Item 6:	Reliance on Section 85(2) of the Securities Act (British Columbia), Section 118(2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

Not Applicable

Item 7:	Omitted Information

Not Applicable

Item 8:	Senior Officer

Mr. Ken Kirkpatrick Chief Executive Officer 107 – 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone: (604) 904-4612

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.
DATED this 21st of February 2006

"Ken Kirkpatrick"
(Signature)

Ken Kirkpatrick
(Name)

Chief Executive Officer
(Position)

North Vancouver, B.C.
(Place of Declaration)

For Immediate Release
Exhibit ‘A’
OSI Reports 2005 Fourth Quarter and Full Year Results; Offers 2006 Annual Revenue Guidance of $28 million to $32 million
•	Fourth Quarter Revenue Increased 65% from Fourth Quarter of 2004

•	Company Provides Strategic Goals for 2006
Vancouver, Canada, February 21, 2006 — Offshore Systems International Ltd. (TSX: OSI; OTCBB: OFSYF) (OSI) today announced its financial results for the fourth quarter and full year ended November 30, 2005, reported in Canadian dollars and in accordance with U.S. GAAP.
For the fourth quarter of 2005, consolidated revenue increased 64.8 percent to $6.1 million from $3.7 million for the same period in 2004. Revenue improvements were driven by the timing of contract awards, delivery of existing contracts, and the addition of revenue from Mapcon Mapping Consultants Inc. which was acquired in April 2005.
Full year 2005 consolidated revenue of $13.4 million compares to $13.5 million in the prior year. Revenue growth for 2005 was affected by unexpected delays in contracts. These contracts are expected to be secured in 2006.
For the fourth quarter of 2005, the net loss of $1.1 million compares to a net loss of $227,940 for the same quarter in 2004. For 2005, the net loss of $3.4 million compares to net earnings of $248,017 for 2004. The 2005 results include the impact of approximately $790,000 of non-recurring expenses and approximately $1.0 million of one-time non-cash income tax asset adjustments incurred in the fourth quarter of 2005. Lower revenue and gross profit also contributed to the net loss for 2005.
For the fourth quarter of 2005, the net loss attributable to common shareholders was $1.8 million or $0.10 per share (diluted) and includes approximately $650,000 for dividends paid to preferred shareholders. This compares to the net loss of $304,663 or $0.02 per share (diluted) in the prior year’s quarter. The net loss attributable to common shareholders was $10.2 million or $0.37 per share for 2005 and includes non-cash charges of approximately $4.8 million related to the one-time accretion of a beneficial conversion feature on the issuance of class B preferred shares series 2 in April 2005. This compares to the net loss of $58,873 or $0.01 per share (diluted) for 2004.

“We achieved important milestones in 2005 that will foster the next stage of growth and development at OSI,” said Ken Kirkpatrick, president and chief executive officer of OSI. “While contract delays and one-time expenses hampered our annual financial performance, we continue to execute on our growth strategy. We closed the year having completed two U.S.-based acquisitions, which provide greater access to the U.S. market, and will substantially increase our size in 2006. Looking ahead, it is evident we have a solid foundation upon which to accelerate the growth of our business.”
Fiscal 2005 Highlights
•	Awarded contracts totaling approximately $15.5 million primarily by existing customers in Australia, Canada, Denmark, New Zealand, Portugal, the United Kingdom, and the United States.

•	Completed financing in April for net proceeds of $14.2 million to support growth strategy.

•	Acquired Mapcon Mapping in April for approximately $1.3 million in cash; approximately $3.5 million in new U.S. business booked by division following acquisition.

•	Partnered with Raytheon Marine GmbH in August to pursue integrated bridge system opportunities.

•	Partnered with Terma A/S in November to integrate the company’s Common Operational Picture products into Terma’s next-generation command and control system.

•	Launched advanced submarine navigation product with first installations by Canadian and Royal British navies.

•	Acquired CHI Systems Inc, a key technology supplier for the U.S. Department of Defense, for $10.4 million in a combination of cash and stock, subsequent to year-end in December.
Outlook
“For 2006, we remain focused on strengthening our leadership internationally and penetrating the U.S. defense and homeland security markets,” said Mr. Kirkpatrick. “We have outlined a number of goals for the year, and we are confident in our ability to achieve our objectives in 2006.”
Management offers the following outlook for the fiscal year ending November 30, 2006:
•	Revenue in the range of $28 million to $32 million.
Management has outlined the following goals for the fiscal year ending November 30, 2006:
•	Demonstrate U.S. market penetration by winning a significant U.S. Navy contract.

Offshore Systems International Ltd.
107 – 930 West 1st Street
North Vancouver, BC Canada V7P 3N4
TEL  604 904 4600  │  FAX  604 987 2555
www.osil.com

•	Demonstrate market development in the company’s existing customer base by securing a significant prime contract from the Royal British Navy.

•	Expand the company’s customer base by securing one new customer in each of the three defense domains: air, land, and sea.

•	Accelerate U.S. and international market penetration by signing a teaming agreement with a top-tier defense contractor.

•	Diversify into new market sectors by leveraging the company’s core navigation technology in the development of new products.
Reporting Change in 2006
In 2006, OSI plans to change its revenue and reporting segments to reflect management’s analysis of the business following its two recent U.S. acquisitions. Beginning in the first quarter of 2006, the company will report consolidated revenue as Marine systems, Land and air systems, and Mapping (previously Software, Geomatics, Systems and software components, and Other). Segmented results will be reported as Offshore Systems Ltd., CHI Systems Inc., and Mapcon Mapping Inc. (previously Navigation systems, Applications, and Geomatics).
Conference Call
OSI will present the results from the 2005 fourth quarter and year-end at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time), today, February 21, 2006. The conference call may be accessed at http://www.osil.com/invest.html. To listen to the conference call live by telephone, dial +1-866-400-2280 for participants in North America and +1-416-850-9143 for Toronto area and international participants approximately ten minutes before the start time. A telephone playback will be available after the completion of the call until February 24, 2006 at midnight Eastern Time (9:00 p.m. Pacific Time) and can be accessed at +1-888-214-7699 using the access code
5094477.

About OSI
Offshore Systems International Ltd. (OSI) is the world’s leading developer and supplier of military navigation systems. Focused on the commercial, defense, and homeland security markets, OSI delivers advanced systems and software to address the growing need for

Offshore Systems International Ltd.
107 – 930 West 1st Street
North Vancouver, BC Canada V7P 3N4
TEL  604 904 4600  │  FAX  604 987 2555
www.osil.com

enhanced situational awareness in command, control, and intelligence applications. By providing essential tactical and geospatial information, the company’s systems and software help decision-makers know the precise location of mission operations across all military forces while integrating information with allies. OSI systems are in use by military, government, and commercial customers around the world. The company is publicly traded on the Toronto Stock Exchange (OSI) and the Over the Counter Bulletin Board (OFSYF). For additional information please visit www.osil.com.
Forward-Looking Statements:
This news release contains items that constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended. These statements are made under the ‘safe harbor’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Offshore Systems International can give no assurances that its representations will be achieved or that it will update them at any time in the future.
For more information:
Tracy Rawa
Manager, Investor Relations
604-904-4627 or 1-888-880-9797
604-987-2555 (FAX)
IR@osl.com

Offshore Systems International Ltd.
107 – 930 West 1st Street
North Vancouver, BC Canada V7P 3N4
TEL  604 904 4600  │  FAX  604 987 2555
www.osil.com

Offshore Systems International Ltd.
Consolidated Balance Sheets (Unaudited)
(in millions of Canadian dollars, U.S. GAAP)

	November 30	November 30
	2005	2004

Assets
Current assets
Cash	$9,599,801	$251,037
Restricted cash	221,264	—
Accounts receivable	11,002,470	9,140,478
Inventory	1,094,634	649,427
Prepaid expenses and deposits	624,629	142,752
Deferred income taxes	—	780,331

	22,542,798	10,964,025
Plant and equipment	1,015,057	938,102
Intangible and other assets	732,912	408,611
Goodwill	481,014	—

	$24,771,781	$12,310,738

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$3,919,534	$2,596,362
Income taxes payable	284,833	—
Unearned revenue	530,321	79,865

	4,734,688	2,676,227
Deferred income taxes	230,806	—

	4,965,494	2,676,227

Capital stock
Authorized
Issued and outstanding
30,262 Class A preference shares — Series A (2004 — 30,262)	30,262	30,262
nil Class B preference shares — Series 1 (2004 — 57,711)	—	2,163,621
341,240 Class B preference shares — Series 2 (2004 — nil)	11,412,208	—
30,367,309 common shares (2004 - 27,488,074)	22,832,892	20,047,731

	34,275,362	22,241,614
Warrants	5,207,234	661,575
Additional paid in capital	4,743,012	928,169
Accumulated deficit	(24,446,827)	(14,196,847)
Accumulated other comprehensive income	27,506	—

	19,806,287	9,634,511

	$24,771,781	$12,310,738

Offshore Systems International Ltd.
107 – 930 West 1st Street
North Vancouver, BC Canada V7P 3N4
TEL  604 904 4600  │  FAX  604 987 2555
www.osil.com

Offshore Systems International Ltd.
Consolidated Statements of Earnings (Unaudited)
(in millions of Canadian dollars except per share amounts, U.S. GAAP)

Three months ended November 30			Years ended November 30
	2005	2004	2005	2004

Revenue
Systems and system components	$3,512,294	$1,927,201	$5,665,590	$4,328,740
Software	1,206,140	906,701	3,898,423	5,576,540
Geomatics	1,292,711	754,829	3,535,907	2,979,728
Other	79,717	107,406	327,520	566,295

	6,090,862	3,696,137	13,427,440	13,451,303
Cost of sales	2,961,569	1,727,488	6,932,421	5,669,324

Gross profit	3,129,293	1,968,649	6,495,019	7,781,979

Expenses
General and administrative	1,631,595	837,022	4,763,190	3,330,119
Research and development	740,462	496,207	2,023,180	2,104,806
Sales and marketing	941,093	870,230	2,864,282	3,160,359
Depreciation and amortization	70,619	64,376	300,286	231,033
Interest expense	3,184	812	28,537	2,045
Interest income	(74,343)	(3,929)	(187,751)	(27,707)
Foreign exchange loss	(67)	6,647	122,310	38,338
Technology Partnerships Canada royalty	136,845	42,665	298,289	124,425
Technology Partnerships Canada contribution	(238,205)	(245,875)	(1,337,770)	(1,471,414)

	3,211,183	2,068,155	8,874,553	7,492,004

Net earnings (loss) before income taxes	(81,890)	(99,506)	(2,379,534)	289,975
Income tax expense (recovery)
Deferred income tax expense (recovery)	865,944	(98,340)	858,407	(479,446)
Current income tax expense (recovery)	107,006	226,774	173,253	521,404

	972,950	128,434	1,031,660	41,958

Net earnings (loss)	$(1,054,840)	$(227,940)	$(3,411,194)	$248,017

Net earnings (loss) attributable to common shareholders	$(1,800,609)	$(304,663)	$(10,249,981)	$(58,873)

Earnings (loss) per share
Basic	$(0.06)	$(0.01)	$(0.37)	$0.00

Diluted	$(0.10)	$(0.02)	$(0.37)	$(0.01)

Offshore Systems International Ltd.
107 – 930 West 1st Street
North Vancouver, BC Canada V7P 3N4
TEL  604 904 4600  │  FAX  604 987 2555
www.osil.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	" Ken Kirkpatrick"
Title: President & CEO

Date:  February 21, 2006